Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 17, 2021

(2) CHANGE OF DIRECTORS

AND

(3) CHANGE OF SUPERVISORS

The Board is pleased to announce that all the ordinary resolutions set out in the AGM Notice were duly passed by way of poll at the AGM held on June 17, 2021.

Reference is made to the notice of the AGM (the “AGM Notice”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company (the “Circular”) both dated April 27, 2021. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the AGM Notice and the Circular.

POLL RESULTS OF THE AGM

The Board is pleased to announce that all the ordinary resolutions set out in the AGM Notice were duly passed by the Shareholders by way of poll at the AGM held on June 17, 2021. The poll results in respect of the ordinary resolutions are as follows:

ORDINARY RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM		Number of votes and percentage
		For	Against	Abstain from voting
1.	The work report of the Board for 2020 be and is hereby reviewed and approved.	3,149,233,210 99.887%	2,525,444 0.080%	1,040,500 0.033%
2.	The work report of the Supervisory Committee for 2020 be and is hereby reviewed and approved.	3,149,254,110 99.888%	2,525,444 0.080%	1,019,600 0.032%
3.	The audited financial statements of the Company for 2020 be and are hereby reviewed and approved.	3,149,239,860 99.887%	2,539,594 0.081%	1,019,700 0.032%

ORDINARY RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM		Number of votes and percentage
		For	Against	Abstain from voting
4.	The profits distribution proposal of the Company for 2020 be and is hereby reviewed and approved.	3,150,031,060 99.912%	2,763,794 0.088%	4,300 0.000%
5.	The financial budget of the Company for 2021 be and is hereby reviewed and approved.	3,150,135,810 99.916%	2,629,644 0.083%	33,700 0.001%
6.	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for 2021 and their remunerations be and are hereby reviewed and approved.	3,149,363,610 99.891%	3,389,444 0.108%	46,100 0.001%
7.	The termination of the engagement of Mr. Liu Mengshu as a Shareholder Representative Supervisor be and is hereby reviewed and approved.	3,075,056,732 97.534%	11,160,608 0.354%	66,581,814 2.112%
8.	The termination of the engagement of Mr. Wang Bin as a non-executive Director be and is hereby reviewed and approved.	3,075,456,732 97.547%	10,760,608 0.341%	66,581,814 2.112%
9.	The termination of the engagement of Mr. Guo Xiangdong as an executive Director be and is hereby reviewed and approved.	3,075,456,732 97.547%	10,760,608 0.341%	66,581,814 2.112%
10.	The appointment of Mr. Lei Chunliang as a Shareholder Representative Supervisor be and is hereby reviewed and approved.	3,041,747,222 96.478%	44,350,118 1.407%	66,701,814 2.116%

ORDINARY RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM		Number of votes and percentage		Passed or not
11.	Resolutions in relation to the appointment of the following Directors:
11.1.	the appointment of Mr. Hu Dan as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.	2,933,126,829 93.032%		Yes
11.2.	the appointment of Mr. Zhou Shangde as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.	2,871,817,512 91.088%		Yes

Computershare Hong Kong Investor Services Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

Ms. Deng Jie and Ms. Yun Yun, attorneys from Kingson Law Firm, witnessed the AGM and issued a legal opinion certifying that the procedures to call and convene the AGM, the qualifications of attendees and the voting process were in compliance with relevant laws, regulations and the Articles of Association and that the poll results of the AGM were lawful and valid.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the Shareholders to attend and vote on the resolutions at the AGM was 7,083,537,000. None of the Shareholders was required to abstain from voting on any resolutions at the AGM.

There were no Shares entitling the Shareholders to attend and abstain from voting in favour of any resolutions at the AGM pursuant to Rule 13.40 of the Listing Rules. None of the Shareholders had stated their intention in the Circular to vote against any resolutions or to abstain from voting at the AGM.

CHANGE OF DIRECTORS

Upon conclusion of the AGM, Mr. Wang Bin ceased to be a non-executive Director due to adjustment of work commitment, and Mr. Guo Xiangdong ceased to be an executive Director due to adjustment of work commitment. Each of Mr. Wang Bin and Mr. Guo Xiangdong has confirmed that he has no disagreement in all aspects with the Board and there is no other matter in relation to the termination of his engagement that needs to be brought to the attention of the Shareholders or the HKSE.

The Board would like to express its sincerest gratitude to Mr. Wang Bin and Mr. Guo Xiangdong for their valuable contribution to the Company during their term of service.

At the AGM, Mr. Hu Dan was appointed as a non-executive Director of the ninth session of the Board, and Mr. Zhou Shangde was appointed as an executive Director of the ninth session of the Board. The biographic details of Mr. Hu Dan and Mr. Zhou Shangde are set out below.

Mr. Hu Dan, male, born in June 1972, holds a bachelor’s degree and is an engineer. Mr. Hu had previously served as the chief of the Integrated Analysis Division of the Safety Supervision Office, the deputy chief of the Safety Supervision Office, the secretary of the Party Committee of the Loudi Railway Depot, the head of the Loudi Railway Depot and the head of the Zhuzhou Railway Station of Guangzhou Railway (Group) Company. He has been serving as the chief of the Transportation Department of GRGC since July 2020.

Mr. Zhou Shangde, male, born in December 1970, holds a master’s degree and is a political officer. Mr. Zhou had previously served as the deputy head of the Organization and Human Resources Department, the chief of the Party Committee Office and the chairman of the union of the General Service Center of the Company; the deputy head of the Human Resources Department, the deputy chief of the Party Committee Office, the chief of the Reception Office and the secretary of the Party General Branch of the Company Affairs Office of Guangzhou Railway (Group) Company; and the secretary of the Party Committee and head of the Shenzhen Railway Station, the head and deputy secretary of the Party Committee of the Shenzhen North Railway Station of the Company. He has been serving as an employee representative supervisor of the Company since May 2015 and the deputy secretary of the Party Committee of the Company since March 2021.

Save as disclosed above, as at the date of this announcement, neither Mr. Hu Dan nor Mr. Zhou Shangde (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any Shares or underlying shares of the Company within the meaning of Part XV of the SFO; or (iv) has relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company.

The term of office of Mr. Hu Dan and Mr. Zhou Shangde shall be the remaining term of the ninth session of the Board, which ends on the date of the 2022 annual general meeting of the Company. In line with the Company’s remuneration and allowance package for the ninth session of the Board, each of Mr. Hu Dan and Mr. Zhou Shangde will not be entitled to any remuneration or allowance from the Company in relation to his service as a Director.

Save as disclosed above, as at the date of this announcement, there is no other matter in relation to the appointment of Mr. Hu Dan and Mr. Zhou Shangde that needs to be brought to the attention of the Shareholders or the HKSE, nor any information required to be disclosed pursuant to Rule

13.51(2) of the Listing Rules.

The Board would like to take this opportunity to welcome Mr. Hu Dan and Mr. Zhou Shangde on their new appointment.

CHANGE OF SUPERVISORS

Upon conclusion of the AGM, Mr. Liu Mengshu ceased to be a Shareholder Representative Supervisor due to adjustment of work commitment. Mr. Liu Mengshu has confirmed that he has no disagreement in all aspects with the Board and there is no other matter in relation to the termination of his engagement that needs to be brought to the attention of the Shareholders or the HKSE.

The Board would like to express its sincerest gratitude to Mr. Liu Mengshu for his valuable contribution to the Company during his term of service.

At the AGM, Mr. Lei Chunliang was appointed as a Shareholder Representative Supervisor of the ninth session of the Supervisory Committee. The biographic details of Mr. Lei Chunliang are set out below.

Mr. Lei Chunliang, male, born in April 1963, holds a bachelor’s degree and is a senior political officer. Mr. Lei had previously served as the secretary of the Communist Youth League Committee of Xi’an Railway Sub-bureau under Zhengzhou Railway Bureau; the secretary of the Party Committee of the Xi’an Railway Station of Xi’an Railway Bureau; the vice chairman of the union, the deputy secretary of the Party Committee and the secretary of the Discipline Inspection Committee of Xi’an Railway Bureau; and the deputy secretary of the Party Committee, the secretary of the Discipline Inspection Committee and a director of China Railway Xi’an Bureau Group Co., Ltd. He has been serving as the secretary of the Discipline Inspection Committee of GRGC since September 2020.

As approved at the staff meeting of the Company, Mr. Zhou Shangde ceased to be an employee representative supervisor of the Company (the “Employee Representative Supervisor”) due to adjustment of work commitment, with effect from the conclusion of the AGM. Mr. Zhou Shangde has confirmed that he has no disagreement in all aspects with the Board and there is no other matter in relation to the termination of his engagement that needs to be brought to the attention of the Shareholders or the HKSE.

The Board would like to express its sincerest gratitude to Mr. Zhou Shangde for his valuable contribution to the Company during his term of service.

At the staff meeting of the Company, Mr. Huang Songli was appointed as an Employee Representative Supervisor of the ninth session of the Supervisory Committee with effect from the conclusion of the AGM. The biographic details of Mr. Huang Songli are set out below.

Mr. Huang Songli, male, born in September 1975, holds a bachelor’s degree and is an assistant engineer. Mr. Huang had previously served as the deputy head of the Guangzhou South Railway Station, the head and deputy secretary of the Party Committee of the Tangxi Railway Station of Yang Cheng Railway Company under Guangzhou Railway (Group) Company; the deputy head of the Guangzhou Railway Depot and the head of the Tangxi Railway Station of Guangzhou Railway (Group) Company; the deputy head of the Guangzhou Railway Depot of the Company; the deputy general manager of Guangmeishan Railway Co., Ltd.; the head of the Preparation Group of the Guangzhou Junction Northeastern Truck Outer Ring Railway Construction of Guangzhou Railway (Group) Company; and the deputy head of the Command Department of Guangzhou Project Construction and the deputy head of the Command Department of the Foshan West Railway Station Project Construction. He has been serving as the chairman of the union and the deputy general manager of the Company since April 2021.

Save as disclosed above, as at the date of this announcement, neither Mr. Lei Chunliang nor Mr. Huang Songli (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any Shares or underlying shares of the Company within the meaning of Part XV of the SFO; or (iv) has relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company.

The term of office of Mr. Lei Chunliang and Mr. Huang Songli shall be the remaining term of the ninth session of the Supervisory Committee, which ends on the date of the 2022 annual general meeting of the Company. In line with the Company’s remuneration and allowance package for the ninth session of the Supervisory Committee, each of Mr. Lei Chunliang and Mr. Huang Songli will not be entitled to any remuneration or allowance from the Company in relation to his service as a supervisor of the Company.

The Supervisory Committee resolved to appoint Mr. Lei Chunliang as the chairman of the ninth session of the Supervisory Committee.

Save as disclosed above, as at the date of this announcement, there is no other matter in relation to the appointment of Mr. Lei Chunliang and Mr. Huang Songli that needs to be brought to the attention of the Shareholders or the HKSE, nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

The Board would like to take this opportunity to welcome Mr. Lei Chunliang and Mr. Huang Songli on their new appointment.

By Order of the Board
Guangshen Railway Company Limited
Tang Xiangdong
Company Secretary

Shenzhen, the PRC

June 17, 2021

As at the date of this announcement, the Board consists of:

Executive Directors Wu Yong Hu Lingling Zhou Shangde	Non-executive Directors Guo Jiming Hu Dan Zhang Zhe	Independent Non-executive Directors Frederick Ma Si-Hang Tang Xiaofan Qiu Zilong